# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kiora Pharmaceuticals, Inc., CIK 0001372514
CUSIP: 49721T507
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 169 Saxony Rd., Suite 212, Encinitas, California (CA), 92024
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 362,527; sole dispositive power 0; shared dispositive power 362,527; aggregate amount beneficially owned 362,527 (9.9% of the class)
  Comment: Includes (i) 143,223 shares of common stock, par value $0.01 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 23,888 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 195,416 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP as of June 30, 2025. Excludes 1,185,455 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the investment manager of ADAR1 Partners, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  Based on 3,433,491 shares of Common Stock of Kiora Pharmaceuticals, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's 10-Q, filed with the SEC on August 8, 2025.
- ADAR1 Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 365,179; sole dispositive power 0; shared dispositive power 365,179; aggregate amount beneficially owned 365,179 (9.9% of the class)
  Comment: (1) Includes (i) 143,223 shares of common stock, par value $0.01 per share ("Common Stock") held by ADAR1 Partners, LP and (ii) 221,956 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP as of June 30, 2025. Excludes 1,158,915 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the general partner of ADAR1 Partners, LP, ADAR1 Capital Management GP, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP.
  
  Based on 3,433,491 shares of Common Stock of Kiora Pharmaceuticals, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's 10-Q, filed with the SEC on August 8, 2025.
- Daniel Schneeberger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 362,527; sole dispositive power 0; shared dispositive power 362,527; aggregate amount beneficially owned 362,527 (9.9% of the class)
  Comment: (1) Includes (i) 143,223 shares of common stock, par value $0.01 per share ("Common Stock") held by ADAR1 Partners, LP, (ii) 23,888 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC and (iii) 195,416 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP as of June 30, 2025. Excludes 1,185,455 shares of Common Stock underlying pre-funded warrants and milestone warrants held by ADAR1 Partners, LP, the exchange and exercise of which are subject to 9.99% beneficial ownership limitations. As the manager of ADAR1 Capital Management, LLC and ADAR1 Capital Management GP, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  Based on 3,433,491 shares of Common Stock of Kiora Pharmaceuticals, Inc. (the "Issuer") outstanding as of June 30, 2025 reported in the Issuer's 10-Q, filed with the SEC on August 8, 2025.

## Item 1. Issuer
Name of issuer: Kiora Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 169 Saxony Rd. Suite 212 Encinitas, CA, 92024

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management");

(ii) ADAR1 Capital Management GP, LLC ("ADAR1 General Partner"); and

(iii) Daniel Schneeberger ("Mr. Schneeberger").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company;

(ii) ADAR1 General Partner is a Texas limited liability company; and

(iii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Schneeberger is filing this Schedule 13G as a control person in respect of shares beneficially owned by ADAR1 Capital Management, an investment adviser as described in SS 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2025)
- ADAR1 Capital Management GP, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2025)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (08/14/2025)